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                                                                   EXHIBIT 99(D)

                 PARKWAY EMPLOYEE EXCELLENCE RECOGNITION PROGRAM

1. Initially all officers will be given 5 Parkway $5 bills to be used to grant employees giving them instant recognition for a job well done.

2. When an employee accumulates enough $5 bills to purchase a share of stock (eg, if the stock price is $30, they would need 6 $5 bills to purchase), they could turn them in and receive a Parkway stock certificate. After all requirements below are met, Tasha will generate a request to the transfer agent for issuance of the shares, with the request letter being signed by either the CEO or CFO.

3.      Granting of the $5 bills should be reserved for going
        "above and beyond" the call of duty, not for doing what is expected of them.

4. Tasha will keep a written log of who the bills have been issued to. When an officer grants a bill to an employee, they should log who the share was granted to, the date it was granted and provide a written description of the job performed.

5. When an officer runs out of a stock of $5 bills, Tasha will give them 5 more, but only if the log has been completed showing to whom the previous 5 bills were granted.

6. Should not be used in place of bonuses, overtime, in lieu of salary increases, to keep an employee satisfied, etc.

7. When an employee "cashes in" their bills, Tasha will match the serial numbers to those on the log, checking to see that the employee turning in the bills matches the name of the employee to whom they were granted. The log will be marked "cancelled" for those bills, indicating that the bills were converted to shares.

8.      The bills are non-transferable between/among employees.
        Only the person receiving the bills can "cash them in".

9. The bills have no cash value. Upon termination of employee, the bills become worthless and will be marked off of the log as terminated.

10. A separate log of Parkway common stock issued will be kept in the log book, so that we can quantify at any point in time, how many shares of stock have been issued under the program.